Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges

and Preferred Share Dividends

The following table sets forth our ratio of earnings to combined fixed charges and preferred share dividends for the period shown (in thousands, except ratio amount):

	Year Ended December 31, 2010
Loss before income taxes	$(1,257)
Add:
Interest expense (including amortization of capitalized interest)	2,344
Portion of rental expense representing interest	8

Total earnings	$1,095

Fixed charges and preferred share dividends:
Interest expense (including capitalized interest)	$2,344
Portion of rental expense representing interest	8
Preferred share dividends	—

Total fixed charges and preferred share dividends	$2,352

Ratio of earnings to combined fixed charges and preferred share dividends	(a	)

(a)	Earnings did not cover fixed charges and preferred share dividends by $1,257.